August 5, 2005

Danford L. Martin
The FPFX Shareholder Value Committee
7 Egret Lane
Aliso Viejo, CA  92656

      Re:	Firstplus Financial Group, Inc.
		Preliminary Proxy Statement on Schedule 14A
Filed July 28, 2005 by James T. Capretz, Robert D. Davis, George
R.
   Eberting, Rupen Gulenyan, James P. Hanson and Danford L.
   Martin (The FPFX Shareholder Value Committee)
		File No. 1-13753

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. It appears that the participants in this solicitation have formed a group. See Rule 13d-5(b). We note from Schedule I that the group beneficially owns more than five percent of the company`s common stock. We are unable to locate a Schedule 13D filed by the group. File the Schedule 13D and provide us your detailed analysis regarding the group`s compliance with Regulation 13D-G. See Rule 13d-1.
2. Please tell us supplementally whether you are aware of the participation, if any, of the company in the annual meeting and proxy solicitation.
3. Please revise page 1 of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

Letter to Security Holders
4. Please clarify the meaning of your statement referring to the "track record" of the company`s management.

Cover page, page 3
5. Please revise to state the approximate date on which the proxy statement and form of proxy are first delivered to security holders.

Information Concerning Solicitation and Voting

Record Date and Voting Securities, page 4
6. Please clarify whether the record date was set by the court.
If
not, please tell us your basis for disclosing July 28, 2005 as the record date. Also, provide us copies of the court order setting the meeting and record date.

Revocability of Proxies, page 4
7. Please advise us as to why you are recommending that security holders should mail the original revocation of a proxy card to you.
Also, clarify where the proxies and any revocations should be mailed:
we note the discrepancy between the instructions on pages 4 and 19 and the apparent discrepancy within this section of the proxy statement. Explain why security holders should deliver the proxy card to the company but revocation documents to you.

Voting and Solicitation, page 4
8. We note your statement that if a quorum is not present, the security holder entitled to vote at the meeting may adjourn the meeting from time to time until a quorum is present or represented.
Please tell us your basis for the statement. Also, describe which security holder you are referring to and the procedures necessary for this adjournment.
9. We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone, e-mail, in person or via the internet through websites. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
10. Please tell us whether the solicitation of proxies via the internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.
11. Revise your disclosure to include the amounts expended to date as costs of your solicitation. See Item 4(b)(4) of Schedule 14A.

Quorum; Abstentions; Broker Non-Votes, page 5
12. Please explain the meaning of the last sentence in this section.
It appears that since there are currently no other matters for security holders to vote, the sentence is unnecessary.

Reasons for Solicitation, page 6
13. To the extent you have not done so, please provide us support for
the statements relating to the company`s statements, its "repeated promises," the appointment of its current directors, all discussed on page 6, and other statements related to the company`s performance on
a supplemental basis. Also provide the basis for your statement regarding the scope of the engagement of the company`s current auditor. To facilitate our review, provide an annotated copy of your materials, identifying the specific support for each such
statement
or group of related statements.  Where the bases are other
documents,
such as Form 8-K`s, provide either complete copies of the
documents
or sufficient pages of information so that we can assess the context
of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, press releases, and identify the
sources
of all data utilized.   Where you cite company filings in your
document, such as Form 8-Ks, provide the date of each filing cited.
14. Please summarize the events that resulted in the current proxy contest. You should summarize any contacts between the Committee and the company, and provide appropriate disclosure about any actions that resulted from the contacts.
15. Please include a description of the litigation referred to in the third bullet point, including whether any of the filing persons were parties.
16. With respect to the fourth bullet point, please tell us whether the organizational documents of the company or Nevada law disallow the appointment of directors without an election. If these actions are not so disallowed, please delete or revise the statement to remove the implication that the company has acted inappropriately. Refer to Rule 14a-9.


Proposal One, Election of Directors, page 7
17. We note your statement that you wish to "replace the entire board because of their apparent disregard for the rights of the Company shareholders." You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable. Please revise the quoted statement to clarify your beliefs and the basis for those beliefs. Refer to Rule 14a-9.
18. We note the second paragraph in this section discussing what your nominees intend to accomplish, if elected. Please also indicate that there is no assurance that, even if your nominees are elected, you will be able to successfully carry out each of the items you mention.
In doing so, eliminate statements throughout the document that your nominees can "ensure" the salvage of "substantial value". Also, please expand your statement that the nominees will consider alliances without dilutive effects to the current security holders to clarify your plans in this regard and how you believe this objective may be achieved.
19. Provide the disclosure required by Item 5(b)(1)(iii), (viii),
(ix) and (xii) of Schedule 14A.
20. Please disclose any potential effects of your proposal on existing security holders of the company. For instance, do you know of any existing company agreements with change in control provisions that may be triggered by the election of your nominees?
21. Supplementally, please confirm your understanding that you may only use discretionary authority conferred with the proxies to vote upon matters not known to reasonable time before the solicitation. See Rule 14a-4(d).
22. We note the disclosure at the bottom of page 11 regarding additional or substitute directors. Revise to disclose whether the current nominees here have consented to being named in the proxy statement and will serve if elected. See Rule 14a-4(d). Also revise to clarify your plans to solicit security holders with respect to any changes.

Questions and Answers About the Special Meeting

How do I vote in person?, page 12
23. We note in the second paragraph a reference to the "adoption of our proposals." Given that you only appear to be proposing a slate of nominees for director only, this statement appears inapplicable.
Please revise or advise.

Schedule I
24. We note your reference to the purchases made within the last two years. Please provide the disclosure about those transactions as required by Item 5(b)(1)(vi).
25. Revise this table to provide a beneficial ownership table as required by Item 6(d) of Schedule 14A. In this regard, clarify your reference to Mr. Hanson`s related entities. Note that a beneficial owner includes any person who shares voting or dispositive power over the subject securities. See Rule 13d-3.
26. On a related matter, since each of the filing persons appears to have formed a group, please revise the table to disclose each persons beneficial ownership as determined by Rule 13d-5(b) by including each filing person`s shares in every other filing person`s line-item and clarify this through footnotes.

Other Matters, page 19
27. Refer to instruction 3 under the caption "Important." Please explain in the proxy statement who are "registered holders."

Form of Proxy
28. Ensure that you include a statement indicating that the Committee is making the solicitation of proxies and that it appears in bold-faced type. See Rule 14a-4(a)(1).
29. Tell us why your proxy card appears to have two versions of its back page. We note that the first version of this proxy back page appears to include incomplete text. Also, the three boxes on your proxy card are confusing. Please revise the card to correspond with the requirements of Rule 14a-4(b)(2).

Closing Comments

      Please amend the Schedule 14A promptly to comply with our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You should contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials. Direct all correspondence to the following ZIP code:
20549-3628.



Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

cc:  Nathan Jenkins, Esq. (via facsimile: (775) 829-0511)
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Danford L. Martin
The FPFX Shareholder Value Committee
August 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE